05036178

ATES
NGE COMMISSION
.C. 20549

ED REPORT
FORM X-17A-5
PART III

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SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2005 WASH, D.C. 202

SEC FILE NUMBER
8-048204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Westport Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Old Ridgebury Road, Suite 5
(No. and Street)

Danbury	Connecticut	06810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul DeFronzo (617) 557-7505
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

B PROCESSED MAR 31 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

2A

OATH OR AFFIRMATION

I, Paul DeFronzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the for Westport Financial Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

COLLEEN LONG FIGUEROA
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 6, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Westport Financial Services, LLC
Danbury, Connecticut

We have audited the accompanying statement of financial condition of Westport Financial Services, LLC as of December 31, 2004, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Financial Services, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

BDO Seidman, LLP

January 14, 2005

Westport Financial Services, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Current:	
Cash	**$1,948,508**
Commissions receivable	**420,180**
Advance commissions (net of allowance of $250,000) (Note 2)	**440,222**
Prepaid expenses	**39,971**
Other assets	**4,981**
Due from member (Note 3(b))	**1,775**
	$2,855,637
Liabilities and Member's Equity	
Current liabilities:	
Commissions payable	**$ 634,662**
Accounts payable	**190,109**
Due to member (Note 3(b))	**5,683**
Total liabilities	**830,454**
Member's equity:	
Share interests authorized – 6,000; issued and outstanding - 100	**2,025,183**
	$2,855,637

See accompanying notes to financial statements.

1. Business and Summary of Significant Accounting Policies

Organization and Operations

Westport Financial Services, LLC (the "Company") is a wholly-owned subsidiary of Westport Worldwide, LLC ("Worldwide" or "Member"). Worldwide is a wholly-owned subsidiary of Hobbs Group, LLC. On July 1, 2002, Hobbs Group, LLC was acquired by Hilb, Rogal and Hamilton Company (subsequently renamed Hilb, Rogal and Hobbs Company in 2003). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") pursuant to the Securities and Exchange Act of 1934, is a member of the National Association of Securities Dealers ("NASD") and is licensed, either on its own or through its member, to provide for the sale of variable annuities, individual variable life, corporate-owned life insurance, variable bank-owned life insurance, and mutual funds.

Cash

Cash is held at one financial institution in Connecticut. The FDIC insures accounts held at banks up to $100,000 in the aggregate.

Commission Income and Commission Expense

The Company receives commission income from insurance carriers based on the sale of variable annuities, individual variable life, corporate-owned life insurance, variable bank-owned life insurance, and mutual funds by its representatives. As premiums are billed and collected directly by the insurance carrier, the Company recognizes commission income when due from the insurance carrier. The Company's representatives, which include employees of Worldwide and independent contractors, are paid a commission up to 95% of all commission income. Accordingly, the Company records commission expense when commission income is recognized.

Income Taxes

No income tax provision has been made in the accompanying financial statements as the members report their share of the Company's income or loss on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Advance Commissions and Allowance for Uncollectible Advance Commissions

(a) The Company has contractual agreements with representatives who are employees of Worldwide or independent contractors. Certain representatives, through their contractual arrangements with the Company, receive commissions in advance of producing sales for the Company. To minimize the risk of non-collection, the Company entered into a formal agreement with an insurance carrier (the "Carrier") whereby the Carrier has agreed to reimburse the Company for advance commissions made to certain of these representatives. At December 31, 2004, advance commissions to Worldwide employees and independent contractors were $1,698,558 and $364,648, respectively. Amounts reimbursed by the Carrier under this agreement totaled $1,372,984 at December 31, 2004, leaving a gross amount of advanced commissions of $690,222.

(b) The Company has established an allowance for uncollectible advance commissions wherein the realization of those amounts has been deemed uncertain. At December 31, 2004, the Company has an allowance of $250,000, which is included as an offset to advanced commissions on the statement of financial condition.

3. **Related Party Transactions**

(a) Effective January 1, 2000, the Company entered into a management agreement with Worldwide which requires Worldwide to pay certain overhead expenses of the Company. These overhead expenses include, but are not limited to, facilities, office equipment, office supplies, insurance, professional fees, staffing and salaries. The management fee of $75,000 per month is payable monthly in advance, beginning on the effective date of the agreement. In the event payment of the management fee would result in the net capital of the Company falling below 120% of the minimum net capital requirement, Worldwide agrees to waive the related management fee payment for any particular month in which this event occurs. The Company is not obligated to repay any waived management fee. Management fees paid (incurred) totaled $900,000 in 2004.

(b) At December 31, 2004, due to member totaled $5,683 representing commissions collected by the Company on behalf of Worldwide and certain expenses paid by Worldwide for the benefit of the Company. Also, due from member totaled $1,775 representing amounts collected by Worldwide on behalf of the Company.

4. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $1,538,234 and a net capital requirement of $55,363. The Company's net capital ratio was .54 to 1.